UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

INVESTVIEW, INC

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

46183W 10 1

(CUSIP Number)

Joseph Hagan, Wealth Colony, LLC 745 Hope Road, Eatontown, NJ 07724: (844) 875-4080

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 3rd, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46183W 10 1	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WEALTH COLONY LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW JERSEY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 101,900,321
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 101,900,321
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,900,321
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14.	TYPE OF REPORTING PERSON (see instructions) OO Limited Liability Company

CUSIP No. 46183W 10 1	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JOSEPH W HAGAN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 101,900,321
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 101,900,321

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,900,321
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14.	TYPE OF REPORTING PERSON (see instructions) OO Limited Liability Company

CUSIP No. 46183W 10 1	13D	Page 4 of 6 Pages

Item 1.  Security and Issuer.

  This Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $.001 per share (“Common Stock”), of Investview, Inc., a Nevada corporation (the “Issuer”).

The principal executive offices of the Issuer are located at 12 South 400 West, 3rd Floor, Salt Lake City, Utah 84101

Item 2.  Identity and Background.

(a)	This Schedule 13D is filed on behalf of Wealth Colony LLC (“Wealth Colony”), and Joseph W. Hagan the Managing Partner (The “Reporting Persons”).

(b)	The principal business address of each of the Reporting Persons is 745 Hope Road, Eatontown, NJ 07724.

(c)	Wealth Colony markets on-line financial trading software and services. Wealth Colony functions in the capacity of business development for these products and actively markets the products independently and through the Issuer. Joseph Hagan is the Managing Partner of Wealth Colony LLC.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of which was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Wealth Colony is a New Jersey limited liability company. Joseph W. Hagan is a United States citizen.

Item 3.  Source or Amount of Funds or Other Consideration.

 Wealth Colony LLC acquired 101,900,321 common shares of the Company in connection with the Contribution Agreement entered between the Issuer and the members of Wealth Generators, LCC, a limited liability company (“Wealth Generators”), pursuant to which the Wealth Generators Members agreed to contribute 100% of the outstanding securities of Wealth Generators in exchange for an aggregate of 1,358,670,942 shares of the common stock of the Issuer. The closing of the Wealth Generators Contribution agreement occurred after close of business on March 31, 2017, therefore, effective April 1, 2017, Wealth Generators became a wholly owned subsidiary of the Company and Wealth Colony thereby acquired 101, 900,321 common shares of the Issuer.

CUSIP No. 46183W 10 1	13D	Page 5 of 6 Pages

Item 4.  Purpose of Transaction.

   The purpose of the transaction was to effect a “reverse merger” in which the members of Wealth Generators acquired a majority of Investview’s common stock thus succeeding in assuming the operations of Investview, Inc. going forward.

Item 5.  Interest in Securities of the Issuer.

(a)	The aggregate number shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is 101,900,321 shares, or approximately 6.4% of the class of securities identified in Item 1 based on 1,589,136,281 shares outstanding as of July 13, 2017 as reported in the Issuers Form 10K Annual Report filed with the Securities and Exchange Commission on July 13, 2017.

(b)	The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, or shared power to dispose or indirect the disposition for the Reporting Persons is set forth in Items 7 to 10 of pages 2-6 of this Schedule 13D and such information is incorporated herein by reference.

(c)	Except as reported above none of the Reporting Persons has had any transaction in the class of securities reported herein during the past 60 days.

(d)	Not Applicable.

(e)	Not Applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

  No contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

No.1       Exhibit

1.	Contribution Agreement.

Agreement dated as of March 31, 2017 between Issuer and Wealth Generators LLC (incorporated by reference to Exhibit 10.1 to the Issuers report on form 8K filed with the Securities and Exchange Commission on April 6th 2017.

CUSIP No. 46183W 10 1	13D	Page 6 of 6 Pages

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEALTH COLONY LLC

August 3, 2017	/s/ Joseph W. Hagan Joseph W. Hagan

Managing Partner